Exhibit(a)(1)(D)

Offer to Purchase for Cash

by

THE CHARLES SCHWAB CORPORATION

of

Up to 84 million Shares of its Common Stock

at a Purchase Price Not Greater Than $22.50 nor Less Than $19.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, JULY 31, 2007, UNLESS THE OFFER IS EXTENDED.

July 3, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by The Charles Schwab Corporation, a Delaware corporation (the “Company”), to act as dealer manager in connection with the Company’s offer to purchase for cash up to 84 million shares of the Company’s common stock, $0.01 par value per share, at a price not greater than $22.50 nor less than $19.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase dated July 3, 2007;

2. Letter of Transmittal, for the information of your clients and your use in accepting the Offer and tendering shares of your clients;

3. A form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the depositary before the Expiration Time (as defined in the Offer to Purchase), or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5. Return envelope addressed to Wells Fargo Bank, N.A. as the depositary.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, Eastern Time, on Tuesday, July 31, 2007, unless the Offer is extended.

Under no circumstances will the Company pay any interest on the purchase price of the shares, including but not limited to, by reason of any delay in making payment.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the dealer manager, the information agent and the depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 9 of the Letter of Transmittal).

Any questions and requests for assistance may be directed to us or the information agent at the addresses and telephone numbers set forth on the back cover page of the Offer to Purchase. Any requests for additional copies of the enclosed material may be directed to the information agent.

Very truly yours,

UBS Securities LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the dealer manager, the depositary, the information agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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